NO ACT

PE
1-15-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE [redacted]

10010781

March 18, 2010

Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel
and Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Received SEC
MAR 18 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-10

Re: Northrop Grumman Corporation
Incoming letter dated January 15, 2010

Dear Mr. Coyne:

This is in response to your letter dated January 15, 2010 concerning the shareholder proposal submitted to Northrop Grumman by Benn Scherzer. We also have received a letter from the proponent dated February 17, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Benn Scherzer

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 15, 2010

The proposal requests that the board "identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of educational status of the RIF review process to more clearly represent the actual educational status of candidates."

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(7), as relating to Northrop Grumman's ordinary business operations. In this regard, we note that the proposal relates to procedures for terminating employees. Proposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Northrop Grumman relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

17 February, 2010

Mary L. Schapiro, Chairman
U. S. Securities and Exchange Commission,
ATTN: Division of Corporation Finance,
No-Action, Interpretive and Exemptive Letters
100 F Street, NE
Washington, DC 20549

cc: G.M. Grimmett III
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue NW
Washington DC 20004

Re: Request to disapprove **Northrop Grumman Corporation – Omission of the Shareholder Proposal of Benn Scherzer Pursuant to Rule 14a-8**

Benn Scherzer

*** FISMA & OMB Memorandum M-07-16 ***

I apologize for the delay in responding; I have had family issues take up my time.

I disagree with the contentions in the referenced request for omission, and ask that Northrop Grumman be directed to include my proposal in the annual meeting materials. My response is:

1. The Company's allegation that my Proposal benefits only me and not shareholders in general is incorrect. I went out the door at NG, I have started to collect early retirement, and my return will never happen. It was fun. It is over. Given the inclusion of my RIF in the response, the respondent knows or should have known that I also received severance pay and had to sign a 'no lawsuit' document to collect that.
    a. Like all shareholders the return on my stock is what is important to me. The stock return is directly related to New Business contracts captured. My Proposal will make RIF candidates' educational progress more clear to the reviewers in the RIF decision making process.
        1) One of the many items evaluated when the government awards contracts is the educational and experience level of employees. The 'correct mix' of skills and experience minimizes the risk that the

vendor will be unable to complete the contract. If a contract calls for 1 million lines of code to be developed in 12 months, and a vendor has only 3 programmers of limited experience, the likelihood of success is poor and the actual cost of the project is likely more than the bid. The government 'plus ups' up the submitted bid to account for this risk. This increases the contract bid cost, perhaps unfavorably compared to competitors, and can cause loss of New Business. Clearly, minimizing 'plus-ups' of bids is of benefit to all 'shareholders at large' and not just me.

2) Since this proposal seeks to improve the company prospects in the future, and does not seek retroactive application, this proposal has absolutely no benefit to me that is not available to every other shareholder.

3) Additionally, since the respondent raised this topic, I request that the SEC order the respondent to identify in detail, in writing to the SEC and to me, all 'benefits' I could accrue from this proposal.

2. The Company's allegation that my Proposal deals with Ordinary Business Operations issues is also incorrect. My proposals deals with my discovery of the poor visibility into information related to the general ability for new business capture, and that rises above Ordinary Business Operations. These requirements are common to all companies seeking business from the US government.

   a. My proposal does not deal with Ordinary Business Operations since it doesn't request a change to the criteria for RIF candidacy or process, but seeks to ensure that the RIF selection process executioners have ***clear access*** to all information necessary to support the existing RIF Process goals.

   b. The company makes two claims that my proposal is ineligible for shareholder consideration:

      1) That "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight."

         1. This claim is inappropriate since I'm not seeking for any change to management's ability to operate the company, or how they evaluate some quality during a RIF, but I've observed that presentation of the information presumably used to make RIF (and other) decisions is not very clear and requires correction to provide the information in a useful manner. I'm not requesting a change to the existing educational weighting in the process, but the support tools should support the existing process by providing the information clearly. At worst, my proposal is a request to correct (which won't happen any other way) a poorly

designed educational experience implementation. At best, my proposal will help the RIF reviewers better visualize competing educational backgrounds. We all, management and shareholder alike, want the best selection process, don't we?

2) The contention that "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" is also false.

   1. This claim is also not applicable to my proposal. Any shareholder for whom the concept of 'make an unclear business information system item clear' is beyond their informed judgment capability should not be voting their shares, should they?

3. I'm sure that the intent of the 14a-8(i)(4) 'micro-management' rulings are not to prohibit corrections of problems discovered by non management personnel and that are easily corrected and as clearly understood as this particular issue. I'm sure these rulings flowed from people trying to force personnel changes, dictate suppliers and interfere with foreign currency fluctuation risk management techniques. I do not believe that the intent of 14a-8(i)(4) was to close off shareholder input to the company.

If the Northrop Grumman claim has been approved, I request that the approval be rescinded. I request that Northrop Grumman be directed to include my proposal in the upcoming Annual Meeting documentation.

I am out of town for family issues, and request that any correspondence to my home address, also be e-mailed to *** FISMA & OMB Memorandum M-07-16 ***

Thank you;

Benn Scherzer

Corporate Vice President, Secretary and
Deputy General Counsel

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1630

January 15, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of Benn Scherzer Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal dated December 16, 2009, with a subsequent revision thereto dated January 5, 2010 (collectively, the "Proposal"), from Benn Scherzer (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2010 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Scherzer of the Company's intention to exclude the Proposal from the Proxy Materials. This request and the exhibits hereto will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Rule 14a-8(k) and Staff Legal Bulletin No. 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If Proponent elects to submit correspondence to the Staff with respect to the Proposal, we hereby request that Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

I. Summary.

The Proposal reads in pertinent part: "The resolution proponent requests that, within 30 days of the annual Meeting, the Board of Directors shall identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of educational status of the RIF review process to more clearly represent the actual educational status of candidates. At a minimum, this would include relocating college education to a separate page(s) of the individual's training record, and separately itemizing current degree programs (all of which are approved beforehand to receive tuition reimbursement) and more clearly indicating the individual's program progress to better assess the individual's actual educational status. Educational status should also be included in the RIF Process as a priority item." Attached hereto as Exhibit A are copies of the Proposal, consisting of: (1) the December 16, 2009 cover letter from Proponent submitting the initial Proposal; (2) the initial Proposal itself, consisting of two stockholder resolutions (which were subsequently revised on January 5, 2010 by Proponent in an attempt to address eligibility and procedural deficiencies); (3) the January 5, 2010 cover letter from Proponent submitting the revised Proposal; and (4) the revised Proposal itself. A copy of the Company's December 21, 2009 notification to Proponent of eligibility and procedural deficiencies with respect to the initial Proposal and related documentation are likewise attached hereto as Exhibit B.

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(4), because the Proposal is designed to result in a benefit to Proponent, or otherwise further a personal interest of Proponent, which is not shared by the other stockholders at large; and

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

II. The Proposal May be Omitted Because It is Designed to Result in a Benefit to Proponent, or Otherwise Further a Personal Interest of Proponent, Which is Not Shared by the Other Stockholders At Large.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the Company, or if the proposal is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other stockholders at large. Proponent was employed by the Company until September 17, 2009, when he was laid off during a reduction-in-force ("RIF") that occurred in the Engineering Department at the Company's Melbourne, Florida site. In light of Proponent's recent termination of employment by the Company, we believe Proponent is attempting to misuse the stockholder proposal process in a self-serving way to further his personal interest by securing certain changes to the Company's workforce management processes. Further, as not all stockholders are current or former Company employees, Proponent's Proposal relates to a personal interest that is not shared by other Company stockholders at large. This is precisely what Rule 14a-8(i)(4) is designed to avoid.

The Commission has long since established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 34-3638 (January 3, 1945). To this end, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for stockholders to communicate on matters of interest to them as stockholders. *See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-19135 (October 14, 1982). The purpose of the current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 34-12999 (November 22, 1976).

In our view, the Proposal is clearly of no interest to Company stockholders at large. The Staff has often utilized the Rule 14a-8(i)(4) exclusion to omit stockholder proposals in cases where the proposals constituted an abuse of the security holder proposal process and where the cost and time involved in dealing with those situations would constitute a disservice to the interests of the Company and its security holders at large. *See* Exchange Act Release No. 34-19135; *The Southern Company* (December 10, 1999); *Pyramid Technology Corporation* (November 4, 1994); *Texaco, Inc.* (February 15, 1994 and March 18, 1993); *Sigma-Aldrich Corporation* (March 4, 1994); *McDonald's Corporation* (March 23, 1992); *The Standard Oil Company* (February 17, 1983); *American Telephone & Telegraph Company* (January 2, 1980). Accordingly, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).

III. The Proposal May be Omitted Because it Deals with Matters Relating to the Company's Ordinary Business Operations.

In addition to exclusion based on Rule 14a-8(i)(4), the Company also respectfully submits that the Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but rather the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Amendments to Rules on Shareholder Proposals*, Release No. 34-40018 (63 Federal Register No. 102, May 28, 1998 at 29,107). To this end, the Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *id.* at pp. 29,106 and 29,108. Examples of such fundamental tasks include "the management of the workforce, such as the hiring, promotion and termination of employees . . ." *id.* at 29,108. "The second consideration involves the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *id.* Such micro-management may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *id.* The Commission earlier explained that stockholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. *See Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 12999

(November 22, 1976). Further, the Commission has also promulgated that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998); *See* Release No. 34-40018 at p. 29,108; *See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders*, Exchange Act Release No. 19135 (October 14, 1982) at note 47.

Proponent's Proposal falls squarely within each of the two central considerations underlying the ordinary business exclusion. First, the Proposal relates to the Company's management of its workforce, and the hiring, promotion and termination policies and practices that, as a practical matter, could not be subject to stockholder oversight. Second, the Proposal would amount to the micro-management of exactly the type of day-to-day management decisions that are excluded from the stockholder proposal process under Rule 14a-8(i)(7). *See e.g. Lockheed Martin Corporation* (January 29, 1997)(proposal to evaluate existing company hiring policies relating to the hiring of former government officials and employees was properly excluded under Rule 14a-8(c)(7) (i.e., employment related matters)); *See also McDonald's Corporation* (March 19, 1990)(proposal dealing with matters involving employment policies on affirmative action and equal employment opportunity and various other organizational policies excluded as a matter of the company's ordinary business). To be sure, stockholders, as a group, would indeed lack the business expertise and intimate knowledge of the Company's global business affairs necessary to properly manage the Company's workforce. Stockholders are not properly positioned to make such intricate judgments. Rather, determining the appropriate hiring, promotion and termination practices and policies for the Company's current and dynamic needs and assessing the impact and effectiveness of such practices and policies are matters more appropriately addressed by management and the Company's board of directors. The management of the Company's workforce, and the hiring, promotion and termination practices and policies that are an essential component thereof, are reviewed on a regular basis by management, and the management of a productive workforce is so fundamental to management's ability to run the Company on a day-to-day basis that this function could not, as a practical matter, be subject to stockholder oversight. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(7).

IV. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company excludes the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310 201-3418 or by e-mail at joe.coyne@ngc.com.

Respectfully submitted,

Joseph F. Coyne, Jr.
Corporate Vice President, Deputy General Counsel
and Secretary

Exhibit A

Proposal Submitted By Benn Scherzer

Benn Scherzer ***FISMA & OMB Memorandum M-07-16***

December 16, 2009

Corporate Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Benn Scherzer

FISMA & OMB Memorandum M-07-16

Attached, please find my two shareholder resolutions for the 2010 annual meeting. I expect to see them in the proxy materials.

Thank you;

Benn Scherzer

Benn Scherzer of Melbourne, Florida, a beneficial owner of at least 10 shares of Common Stock of the Company intends to present a proposal at the 2010 Annual Meeting.

WHEREAS:

Customers, in response to their financial issues, appear to be slowing the issuance of new and upgrade contracts; therefore job charges are getting tighter, likely leading to more Reduction in Force (RIF) lay-offs.

The tight housing market is causing those laid off more difficulties relocating and will likely keep them in the area where they were employed for a longer time than in other economic times.

Northrop Grumman maintains at least two different Job Posting lists. The Internal list is available to all active employees and is where all postings go first to try to fill them internally. After some time on the internal list, unfilled postings may migrate to the External Job list and are available to anyone from the corporate web site Careers tab.

Perusing corporate procedures hint to me that laid off hourly personnel may be eligible for rehiring preference equal to active employees and may be provided access to the internal Job postings and therefore have preferential treatment over laid off salary individuals. In any event, RIFed personnel are known quantities, have useful skills, and have 'done the job for NG' for some time.

RESOLVED: The resolution proponent requests that, within 30 days of the annual Meeting, the Board of Directors shall identify and complete the modification of any and all corporate procedures, processes, practices and tools to afford ALL RIFed salaried and hourly personnel access to the internal Job Listings and rehiring priority afforded to active employees.

Benn Scherzer of Melbourne, Florida, a beneficial owner of at least 10 shares of Common Stock of the Company intends to present a proposal at the 2010 Annual Meeting.

WHEREAS:

Customers, in response to their financial issues, appear to be slowing the issuance of new and upgrade contracts, therefore job charges are getting tighter, likely leading to more Reduction in Force (RIF) lay-offs.

The Sector Manual *Reduction In Force Instructions for Managers*, H0-0201M (and likely other corporate) specifies the process necessary to identify candidates for a RIF. This should provide the best selection criteria, and take ***all*** considerations into account.

The current personnel information data repository (presumably part of the RIF selection process) does not clearly identify individual educational progress, note company-sponsored education, or provide clear indication of the progress and remaining time necessary to complete a degree. The only degree information available is at the bottom of a long list of every course attended during the individuals career and includes no indication of 'what is left to go' in a program is provided for ongoing educational programs.

Northrop Grumman spends a non trivial amount of funds annually improve employee education level and this money should not be wasted (in-house MSSE costs the company approximately $26,000 over 2.5 years) and this spending shouldn't be lightly wasted. Considering education as either a done/nonexistent status (especially when paying for it) seems fiducíarily suspect.

RESOLVED: The resolution proponent requests that, within 30 days of the annual Meeting, the Board of Directors shall identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of educational status of the RIF review process into the actual educational status of candidates. At a minimum, this would include relocating college education to a separate page(s) of the individual's training record, and separately itemizing current degree programs (all of which are approved beforehand to receive tuition reimbursement) and indicating the individual's program progress to better assess the individual's actual educational status.

Benn Scherzer ***FISMA & OMB Memorandum M-07-16***

January 5, 2010

Corporate Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Benn Scherzer

FISMA & OMB Memorandum M-07-16

ref: Kathleen M. Salmas correspondence of December 21, 2009 (copy attached)

Revised submission of shareholder resolution for the 2010 annual meeting.

Attached, please find my shareholder resolution for the 2010 annual meeting. I expect to see them in the proxy materials.

Thank you;

Benn Scherzer

Benn Scherzer of Melbourne, Florida, a beneficial owner of at least 10 shares of Common Stock of the Company intends to present a proposal at the 2010 Annual Meeting.

WHEREAS:

Customers, in response to their financial issues, appear to be slowing the issuance of new and upgrade contracts, therefore job charges are getting tighter, likely leading to more Reduction in Force (RIF) lay-offs.

The Sector Manual *Reduction In Force Instructions for Managers*, H0-0201M (and likely other corporate) specifies the process necessary to identify candidates for a RIF. This should provide the best selection criteria, and take ***all*** considerations into account.

The current personnel information data repository (presumably part of the RIF selection process) does not clearly identify individual educational progress, note company-sponsored education, or provide clear indication of the progress and remaining time necessary to complete a degree. The only degree information available is at the bottom of a long list of every course attended during the individuals career and includes no indication of 'what is left to go' in a program is provided for ongoing educational programs.

Northrop Grumman spends a non trivial amount of funds annually improve employee education level and this money should not be wasted (in-house MSSE costs the company approximately $26,000 over 2.5 years) and this spending shouldn't be lightly wasted. Considering education as either a done/nonexistent status (especially when paying for it) seems fiduciarily suspect.

RESOLVED: The resolution proponent requests that, within 30 days of the annual Meeting, the Board of Directors shall identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of educational status of the RIF review process into the actual educational status of candidates. At a minimum, this would include relocating college education to a separate page(s) of the individual's training record, and separately itemizing current degree programs (all of which are approved beforehand to receive tuition reimbursement) and indicating the individual's program progress to better assess the individual's actual educational status.

If I am allowed changes, I'd prefer the following revised RESOLVED: text:

RESOLVED: The resolution proponent requests that, within 30 days of the annual Meeting, the Board of Directors shall identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of educational status of the RIF review process to more clearly represent the actual educational status of candidates. At a minimum, this would include relocating college education to a separate page(s) of the individual's training record, and separately itemizing current degree programs (all of which are approved beforehand to receive tuition reimbursement) and more clearly indicating the individual's program progress to better assess the individual's actual educational status. Educational status should also be included in the RIF Process as a priority item.

Office of the Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

December 21, 2009

Benn Scherzer

FISMA & OMB Memorandum M-07-16

Dear Mr. Scherzer:

This will acknowledge receipt of your letter of December 16, 2009 purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the 2010 Annual Shareholders Meeting.

Please be advised that you have failed to meet the requirements in Regulation 14A for submitting a proposal. Rule 14a-8(a) states: "Each shareholder may submit no more than one proposal to a Company for a particular shareholders' meeting." Accordingly, unless you correct this deficiency by indicating which of these shareholder proposals you wish the Company to consider, within 14 days of your receipt of this letter, the company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements as permitted by Rule 14a-8(f).

If you respond in timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,

Kathleen M. Salmas

Kathleen M. Salmas
Senior Counsel and Assistant Secretary

Recycled Paper

Exhibit B

December 21, 2009 Notification by Company to Proponent

NORTHROP GRUMMAN

Office of the Secretary

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

December 21, 2009

Benn Scherzer

FISMA & OMB Memorandum M-07-16

Dear Mr. Scherzer:

This will acknowledge receipt of your letter of December 16, 2009 purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the 2010 Annual Shareholders Meeting.

Please be advised that you have failed to meet the requirements in Regulation 14A for submitting a proposal. Rule 14a-8(a) states: "Each shareholder may submit no more than one proposal to a Company for a particular shareholders' meeting." Accordingly, unless you correct this deficiency by indicating which of these shareholder proposals you wish the Company to consider, within 14 days of your receipt of this letter, the company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements as permitted by Rule 14a-8(f).

If you respond in timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,

Kathleen M. Salmas

Kathleen M. Salmas
Senior Counsel and Assistant Secretary